UF 3-4-03

SD 3/6/03

03002274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: True North Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Main Street, Suite 110
(No. and Street)

North Adams	MA	01247
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Lamb 413-664-4025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell, MacLeod & Co., P.C.
(Name – *if individual, state last, first, middle name*)

83 Pine Street	West Peabody	MA	01960-3635
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard C. Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True North Financial Services, Inc., as of December 31, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

A True Copy Attest
SUE A. O'NEIL
NOTARY PUBLIC
My commission expires July 1, 2005

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in XXXXXXXXXXX Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
True North Financial Services, Inc.
North Adams, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated statements of financial condition of True North Financial Services, Inc. and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of True North Financial Services, Inc. and Subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Shatswell, MacLeod & Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 13, 2003

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

	2002	2001
ASSETS		
Due from bank	$ 186,798	$129,769
Money market mutual fund	227,321	36,714
Cash and cash equivalents	414,119	166,483
Commissions receivable, net of allowance of $2,200 as of December 31, 2002 and $2,200 as of December 31, 2001	224,911	238,110
Goodwill, net of amortization of $86,758 as of December 31, 2002 and $86,758 as of December 31, 2001	272,242	272,242
Intangible assets, net of amortization of $40,013 as of December 31, 2002 and $24,167 as of December 31, 2001	287,487	75,833
Prepaid taxes	84,464	14,133
Deferred tax assets		19,831
Prepaid expenses	15,140	15,659
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $52,356 as of December 31, 2002 and $22,737 as of December 31, 2001	482,927	43,457
Other assets	11,187	11,276
Total assets	$1,792,477	$857,024
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions payable	$ 6,556	$ 27,410
Payroll and sales tax payable	20,519	14,218
Deferred tax liabilities	10,254	
Accounts payable and other accrued expenses	75,244	42,708
Total liabilities	112,573	84,336
Stockholder's equity:		
Common stock, no par value, authorized and issued 300 shares	90,000	90,000
Paid-in capital	1,462,161	500,000
Retained earnings	127,743	182,688
Total stockholder's equity	1,679,904	772,688
Total liabilities and stockholder's equity	$1,792,477	$857,024

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$1,385,045	$1,309,767
Dividend income	607	1,714
Benefits administration income	9,111	240
	1,394,763	1,311,721
Expenses:		
Employee compensation and benefits	700,446	736,916
Floor brokerage, exchange, and clearance fees	19,436	10,118
Dues and subscriptions	25,747	6,115
Communications and data processing	30,340	31,182
Commissions	358,511	146,020
Occupancy	70,082	41,990
Equipment	32,005	24,284
Amortization of goodwill		35,900
Amortization of intangible assets	15,846	10,000
Legal and accounting	54,780	26,033
Advertising	28,272	23,892
Contributions	16,040	11,232
Interest		567
Office supplies	34,486	23,154
Other expenses	73,010	64,714
	1,459,001	1,192,117
Income (loss) before income taxes	(64,238)	119,604
Provision (benefit) for income taxes	(9,293)	51,144
Net income (loss)	$ (54,945)	$ 68,460
Earnings (loss) per share	$ (183.15)	$ 228.20

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2002 and 2001

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2000	$90,000	$ 500,000	$114,228	$ 704,228
Net income			68,460	68,460
Balance, December 31, 2001	90,000	500,000	182,688	772,688
Net loss			(54,945)	(54,945)
Additional cash investment from Hoosac Bank		500,000		500,000
Additional capital contributed by Hoosac Bank in the form of fixed assets		462,161		462,161
Balance, December 31, 2002	$90,000	$1,462,161	$127,743	$1,679,904

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (54,945)	$ 68,460
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation of fixed assets and amortization of leasehold improvements	29,976	10,539
Write off of leasehold improvements	4,538	
Amortization of intangible assets	15,846	10,000
Amortization of goodwill		35,900
Deferred tax expense (benefit)	30,085	(8,771)
(Increase) decrease in operating assets:		
Other assets	89	7,172
Commissions receivable	13,199	(77,468)
Prepaid taxes	(70,331)	6,224
Prepaid expenses	519	(9,726)
Increase (decrease) in other liabilities:		
Accounts payable	(13,073)	10,344
Accrued commissions payable	(20,854)	644
Accrued expenses	(22,754)	12,152
Due to parent	863	
Payroll and sales tax payable	6,301	5,271
Total adjustments	(25,596)	2,281
Net cash provided by (used in) operating activities	(80,541)	70,741
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements	(11,823)	(4,625)
Purchases of intangible assets	(160,000)	
Net cash used in investing activities	(171,823)	(4,625)
Cash flows from financing activities:		
Payment of note payable to Hoosac Bank		(22,000)
Additional investment from Hoosac Bank	500,000	
Net cash provided by (used in) financing activities	500,000	(22,000)
Increase in cash	247,636	44,116
Cash at beginning of period	166,483	122,367
Cash at end of period	$414,119	$166,483
Supplemental cash flows disclosures:		
Interest paid	$	$ 671
Income taxes paid	30,953	53,691
Capital contributed by parent company, Hoosac Bank in the form of fixed assets	462,161	

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SECURITIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

True North Financial Services Inc., (Company) is a wholly-owned subsidiary of Hoosac Bank, which at December 31, 2001 was a wholly-owned subsidiary of Hoosac Financial Services, Inc. In 2002 Hoosac Bank became a wholly-owned subsidiary of Mountain One Financial Partners, Inc. which is a wholly-owned subsidiary of Mountain One Financial Partners, MHC. The Company is a Massachusetts corporation.

True North Financial Services, Inc. is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Municipal Securities Rulemaking Board (MSRB) and the National Association of Securities Dealers (NASD). The Company is also an Independent Investment Advisor.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary True North Insurance Agency, Inc. (Insurance Agency) and the Agency's wholly-owned subsidiary True North Benefits Administrators, Inc. (Benefit Administrators). The Company is engaged as a securities broker-dealer and its primary business is comprised of agency transactions, investment advisory and broker or management consultant. The Insurance Agency is engaged primarily as an insurance agent. The Benefit Administrators provides employee benefits administrative services for employees.

ADVERTISING COSTS:

The Company expenses the costs of non-direct response advertising as incurred. Direct-response advertising is capitalized and amortized over its expected period of future benefits. Advertising expense was $28,272 in 2002 and $23,892 in 2001.

COMMISSIONS RECEIVABLE:

Commissions receivable represents the commissions due from investment companies on the sale of investment products, including stocks, bonds, mutual funds, and variable annuities; and from other companies on the sale of life, accident and health and group insurance products. Management establishes an allowance for the variance between commissions recorded at the time of sale and the actual amount expected to be collected. Management has determined that the appropriate allowance as of December 31, 2002 and 2001 is $2,200.

INCOME TAXES:

The Company and its Subsidiary are included in the consolidated federal income tax return filed by Hoosac Financial Services, Inc. Federal income taxes are calculated on the consolidated federal income tax rate, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between periods.

DEPRECIATION AND AMORTIZATION OF FIXED ASSETS:

Depreciation is provided on a straight-line basis using estimated useful lives of three to fifteen years for furniture and equipment. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter. Depreciation and amortization expense for the years ended December 31, 2002 and 2001 was $29,976 and $10,539, respectively.

STATEMENTS OF CASH FLOWS:

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as due from bank and a money market mutual fund.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This Statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under Opinion 16, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method - the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

The adoption of SFAS No. 141 had no immediate effect on the Company's consolidated financial statements since it had no pending business combinations as of June 30, 2001 or as of the date of the issuance of these consolidated financial statements. If the Company consummates business combinations in the future, any such combinations that would have been accounted for by the pooling-of-interests method under Opinion 16 will be accounted for under the purchase method and the difference in accounting could have a substantial impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for required goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets". The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

SFAS No. 142 was effective as follows:

All of the provisions of SFAS No. 142 were applied in fiscal years beginning after December 15, 2001, to all goodwill and intangible assets recognized in the Company's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized.

The Company determined that under the review requirements of SFAS No. 144, its intangible assets were not impaired as of December 31, 2002.

The Company has an intangible asset (a management covenant not to compete) as of December 31, 2002 in the amount of $100,000 that arose from the purchase of the Company by Hoosac Bank. This intangible asset is being amortized to expense over ten years on the straight-line method.

In 2002 the Company made two purchases of intangible assets as follows:

(1) $60,000 for a customer list and associated accounts and a covenant not to compete from an independent contractor who is now working for the Company. (2) $167,500 for a customer list and a covenant not to compete, from an individual now employed by the Company. Of the total purchase price, $67,500 was paid in January of 2003.

The cost of these intangible assets were allocated in proportion to the fair values acquired and are being amortized as follows:

The $60,000 purchase was allocated to a $50,000 customer list being amortized over 10 years and a covenant not to compete for $10,000 being amortized over 67 months. Amortization expense in 2002 amounted to $4,528 and is being calculated on a straight line basis.

The $167,500 purchase was allocated to a $100,500 customer list being amortized over 12 years and a covenant not to compete for $67,000 being amortized over 9 years. Amortization expense in 2002 amounted to $1,318 and is being calculated on a straight line basis.

A summary of acquired amortized intangible assets is as follows:

	As of December 31, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$177,000	$35,982	$141,018
Customer lists	150,500	4,031	146,469
Total	$327,500	$40,013	$287,487

	As of December 31, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$100,000	$24,167	$ 75,833

Aggregate amortization expense was $15,846 and $10,000 in 2002 and 2001, respectively.

The estimated aggregate amortization expense for each of the five years succeeding 2002 is $32,610 per year.

The Company's assets as of December 31, 2002 and 2001 include goodwill of $272,242 recognized in the acquisition of the Company by Hoosac Bank. This goodwill was amortized through December 31, 2001 over ten years on the straight-line method at the rate of $35,900 per year. Under SFAS No. 142 this amortization was discontinued as of January 1, 2002 but the goodwill is subject to the impairment review requirements of SFAS No. 142.

SFAS No. 142 required the Company to perform an assessment of whether goodwill was impaired as of January 1, 2002. In addition SFAS No. 142 required an annual goodwill impairment evaluation. The Company evaluated its goodwill as of January 1, 2002 and December 31, 2002 and found no impairment.

The following is a reconciliation of reported net income (loss) adjusted for adoption of SFAS No. 142 for years ended December 31:

	2002	2001
Reported net income (loss)	$(54,945)	$68,460
Add back goodwill amortization, net of tax effect	0	20,463
Adjusted net income (loss)	$(54,945)	$88,923
Basic earnings (loss) per share:		
Reported net income (loss)	$(183.15)	$228.20
Goodwill amortization	0	68.21
Adjusted net income (loss)	$(183.15)	$296.41

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," but retains the basic recognition and measurement model for assets held for use and held for sale. The provisions of SFAS No. 144 were required to be adopted starting with fiscal years beginning after December 15, 2001. This Statement did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not anticipate that this Statement will have any material impact on the Company's consolidated financial statements.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The excess amount totals $40,890 at December 31, 2002.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leased its North Adams, Massachusetts office at 26 Union Street under a seven-year lease which commenced September 1, 1997. The lease was assumed as part of the acquisition of the assets of the former True North Financial Services, Inc. Under the terms of the lease the basic fixed annual rental was $32,940. The Company was responsible for all utilities, repairs and maintenance. This lease contained renewal options and escalation clauses. Rent expense for the years ended December 31, 2002 and 2001 was $0 and $32,940, respectively. The lessor was Wingtip Associates, Inc., which assigned the lease to NAHSB, Inc., a wholly-owned subsidiary of Hoosac Bank. Hoosac Bank forgave the Company's remaining lease obligation effective January 1, 2002. The Company moved to its new location at 85 Main Street under a new lease described below.

In May 2001, the Company entered into a 15 year lease of office space at 85 Main Street, North Adams, Massachusetts commencing January 1, 2002. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $4,100 monthly. The lease provides for renewal options for 3 additional 5 year terms. In addition, the lessee is responsible for a 7% fractional share of increases in certain other expenses over the base year (2001) expenses. The Company relocated to this facility from 26 Union Street, North Adams, upon completion of renovations in May of 2002. Rent expense for the year ended December 31, 2002 amounted to $49,200.

The Company leases office space at 296 Main Street, Williamstown, Massachusetts under a five year lease commencing March 1, 1999. The lessor is NAHSB, Inc., a wholly-owned subsidiary of Hoosac Bank. The basic fixed annual rent is $4,320. Rent expense for the years ended December 31, 2002 and 2001was $4,320 and $4,320, respectively. Occupancy costs are borne by the lessor.

The Company has operating leases for equipment. Lease expense under these leases for the years ended December 31, 2002 and 2001 was $6,324 and $7,680, respectively. The Company also leases an automobile under a thirty-six month operating lease expiring in March 2005. The monthly lease payment under this lease is $677. Auto lease expense amounted to $8,109 and $7,346 for the years ended December 31, 2002 and 2001, respectively.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2002:

2003	$ 65,587
2004	58,043
2005	51,231
2006	49,200
2007	49,200
Thereafter	442,800
Total minimum lease payments	$716,061

The Company's agreement to purchase for $167,500 a customer list and a covenant not to compete, as described in Note 2, includes a provision for possible additional payment to the seller. If on April 15, 2003 the seller has presented to the Company documentation evidencing that at least seventy-five percent of the client accounts of the seller (measured by both assets held and number of client accounts as shown in a schedule in the agreement) have been transferred to the Company, then the Company shall pay to seller $11,166.67 for each percentage point by which the percentage of transferred client accounts exceeds seventy-five percent of the client accounts. In no event shall the contingent cash payment exceed $167,500. As of January 31, 2002 less than fifty percent of the accounts were transferred.

In January of 2003, the Company entered into an agreement with an independent contractor who subsequently became a registered representative of the Company. As part of the agreement this representative is to be paid $30,000 in consideration of the transfer of his associated accounts to the Company. The Company made this payment in 2003.

NOTE 5 - EMPLOYEE BENEFITS

Effective January 1, 2001 employees of the Company became eligible to participate in the defined benefit plan and 401(k) plan sponsored by Hoosac Bank.

The Hoosac Bank 401(k) Plan is a multi-employer plan sponsored by the Savings Banks Employees Retirement Association (SBERA). Employees are eligible after reaching age 21 and if credited with one year of service. Eligible employees may defer up to 15% of their salary. The Company does not make matching contributions.

The Hoosac Bank Non-Contributory Defined Benefit Pension Plan is also a multi-employer plan sponsored by SBERA, with the same eligibility requirements as the 401(k) plan. The plan provides a monthly benefit upon retirement based on compensation during the highest paid consecutive three years of employment during the last ten years of credited service. Expense for this plan amounted to $27,000 for the year ended December 31, 2002 and $27,000 for the year ended December 31, 2001.

The Company has entered into an employment agreement with the President of the Company. Under the agreement, the President will be employed for a period of five years from July 15, 1999 at a then minimum salary of $125,000 or such greater rate as the Board of Directors may from time to time determine, unless terminated for "cause" as defined in the agreement.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $305,179, which was $255,179 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 33% as of December 31, 2002.

NOTE 7 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Consolidated federal income taxes are allocated to the Company at the consolidated federal income tax rate. The Company files its own state tax returns. The Company had no tax-related balances due to or from affiliates as of December 31, 2002 and 2001.

The current and deferred portions of the income tax expense (benefit) included in the statements of income as determined in accordance with SFAS No. 109, Accounting for Income Taxes, are as follows for the years ended December 31:

	2002	2001
Current:		
Federal	$(45,502)	$44,137
State	6,124	15,778
Total	(39,378)	59,915
Deferred:		
Federal	22,368	(6,522)
State	7,717	(2,249)
	30,085	(8,771)
Total income tax expense (benefit)	$ (9,293)	$51,144

A reconciliation of the expense (benefit) for income taxes with amounts determined by applying the U.S. statutory income tax rate to income before income taxes is as follows:

	2002	2001
Expected income tax expense (benefit) at U.S. statutory tax rate of 34%	$(21,841)	$40,665
The effect of:		
Nondeductible expenses	3,310	1,550
Increase due to state taxes, net of U.S. federal income tax effects	9,238	8,929
Income tax expense (benefit)	$ (9,293)	$51,144

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2002	2001
Deferred tax assets:		
Goodwill amortization	$ 16,946	$21,728
Allowance for bad debts	900	900
Other	1,075	1,357
Gross deferred tax assets	18,921	23,985
Deferred tax liabilities:		
Depreciation	(29,175)	(4,154)
Gross deferred tax liabilities	(29,175)	(4,154)
Net deferred tax assets (liabilities)	$(10,254)	$19,831

Deferred tax assets as of December 21, 2002 and 2001 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

NOTE 8 - BASIC EARNINGS PER SHARE

Basic earnings per share was computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE 9 - NOTE PAYABLE

The subsidiary of the Company has an unsecured line of credit with Hoosac Bank for $25,000. Any outstanding notes are payable on a demand basis with no stated maturity. At December 31, 2002 and 2001 the amounts payable on the line of credit were $0. The line of credit agreement requires payment of interest monthly that floats based on Hoosac Bank's prime rate. The interest expense related to the line of credit for 2002 totalled $0 and for 2001 totaled $567.

NOTE 10 - RELATED PARTY TRANSACTIONS

Included in commission revenue in the years ending December 31, 2002 and 2001 was $107,487 and $0, respectively received from Hoosac Bank for investment advisory services. Investment advisory services are performed for Hoosac Bank under a contract signed February 20, 2002 that continues in effect until terminated by either party with 30 days written notice. Under the contract the Company receives $12,000 per quarter as investment advisor to Hoosac Bank plus receives commission income on securities trades made. Benefits administration income recorded by Benefit Administrators for the year ended December 31, 2002 includes $2,410 received from Hoosac Bank and $1,365 received from Coakley, Pierpan, Dolan & Collins Insurance Agency, Inc., a subsidiary of Hoosac Bank.

NOTE 11 - CONSOLIDATED SUBSIDIARY

The following amounts of the Company's wholly-owned subsidiary, and its wholly-owned subsidiary, Benefit Administrators, are included in the consolidated financial statements presented for 2002 and 2001:

	2002	2001
Total assets	$142,007	$106,704
Stockholder's equity	$ 98,963	$ 73,860

SCHEDULE I

TRUE NORTH FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31, 2002	2001
Net Capital		
Total consolidated stockholder's equity	$1,679,904	$772,688
Deduct stockholder's equity of Subsidiary	(98,963)	(73,860)
Total stockholder's equity qualified for net capital	1,580,941	698,828
Deductions:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	480,194	40,745
Intangible assets	559,729	348,075
Other assets	231,293	159,853
Total deductions	1,271,216	548,673
Net capital before haircuts on security position	309,725	150,155
Haircut on money market mutual fund	(4,546)	(734)
Net capital	$ 305,179	$149,421
Aggregate indebtedness		
Items included in consolidated statement of financial condition (except for debt of non broker-dealer subsidiary):		
Commissions payable	$ 248	$ 16,410
Other accounts payable and accrued expenses	101,079	43,487
Total aggregate indebtedness	$ 101,327	$ 59,897
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness):	$ 6,755	$ 3,993
Minimum dollar net capital requirement in accordance with SEC Rule 15c3-1(a)(2)(iv)	$ 50,000	$ 50,000
Net capital requirement, greater of $6,115 or $50,000 in 2002 and greater of $3,993 or $50,000 in 2001	$ 50,000	$ 50,000
Excess net capital	$ 255,179	$ 99,421
Ratio: Aggregate indebtedness to net capital	33%	40%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002 and 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 315,520	$104,842
Audit adjustments (net)	(10,341)	44,579
Net capital as above	$ 305,179	$149,421

The Company is claiming exemption from schedules II (Computation for Determination of Reserve Requirements) and III (Information Relating to Possession or Control Requirements) under Rule 15c3-3 of the SEC. Such exemption claim is made because all customer transactions by True North Financial Services, Inc. are cleared through another broker-dealer on a fully disclosed basis or are done by application directly to a mutual fund or insurance company.

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
True North Financial Services, Inc. and Subsidiary:

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the consolidated financial statements and supplemental schedules of True North Financial Services, Inc. and Subsidiary (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and the MSRB, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 13, 2003